EXHIBIT 99.139

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Alamos Gold Inc. (the “Company”)

Suite 2200, 130 Adelaide Street, West

Toronto, ON M5H 3P5

Item 2.	Date of Material Changes

September 26, 2011.

Item 3.	News Release

The news release dated September 26, 2011 was filed with the Toronto Stock Exchange and the Canadian Securities Commissions via SEDAR and disseminated through MarketWire.

Item 4.	Summary of Material Change

Alamos announced the appointment of Kenneth Stowe to its Board of Directors. Mr. Stowe replaces Leonard Harris who resigned from the Board of Directors in July 2011.

Item 5.	Full Description of Material Change

Alamos announced the appointment of Kenneth Stowe to its Board of Directors. Mr. Stowe replaces Leonard Harris who resigned from the Board of Directors in July 2011.

Mr. Stowe obtained a Bachelor of Science and Master of Science in Mining Engineering from Queens University. Ken began his career with Noranda Inc., and spent 21 years in progressive operational, research and development and corporate roles. In 1999, Ken was appointed President of Northgate Minerals and served as its Chief Executive Officer from 2001 to 21011. Ken received the prestigious Canadian Mineral Processor of the Year Award in 2006, recognizing his superior accomplishments and contributions in the field of mineral processing.

Mr. Stowe also held senior positions with mining, mine development and mineral exploration companies. He is currently a director of Hudbay Minerals and the lead director of Klondex Minerals.

Commenting on Mr. Stowe’s appointment, John A. McCluskey, Alamos’ President and Chief Executive Officer, stated: “On behalf of the Board of Directors and management, I would like to thank Ken for accepting this appointment to Alamos’ Board. Ken is an industry veteran. He brings invaluable leadership and a wealth of technical experience to Alamos, as the Company prepares for production growth at Mulatos next year and the development of our Turkish projects.”

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report: John A. McCluskey, President and CEO 416-368-9932 (x 203).

Item 9.	Date of Report

Dated at Toronto, Ontario, this 1st day of November, 2011.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming
Sharon L. Fleming, Corporate Secretary

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